SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 1998

                  FORM U-12(I)-B (SUPPLEMENTARY STATEMENT ONLY)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

               G. Edison Holland, Jr., 600 East Bay Street, Savannah, GA 31401

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                 None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                 Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                 President and CEO of Savannah Electric and Power Company; and, formerly, Vice President - Power Generation/Transmission & Corporate Counsel of Gulf Power Company

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                           Salary or other
                           compensations
Name of          received      to be       Person or company from whom received
recipient                      received    or to be received
                 (a)            (b)
G. Edison        $1,099,713     N/A        Savannah Electric and Power Company
Holland, Jr.                               and Gulf Power Company

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  N/A

           (b) Itemized list of all other expenses:  N/A

Date:  February 24, 1999                    (Signed) /s/ G. Edison Holland, Jr.